UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

EUROWEB INTERNATIONAL CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

298801101

(CUSIP Number)

Gordon Bajnai

H-1134 Budapest

Klapka u. 11, Hungary

+36-1-451-4829

COPY TO:

Thomas J. Egan, Jr.

Baker & McKenzie

815 Connecticut Avenue, N.W.

Washington, DC 20006

(202) 452-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 298801101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Vitonas Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a)	[ ]
				(b)	[ X ]
3.	SEC Use Only

4.	Source of Funds (See Instructions)
SC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)				[ ]
6.	Citizenship or Place of Organization
Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
522,054
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
522,054
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
522,054
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares				[X]
13.	Percent of Class Represented by Amount in Row (11)
9.8 percent
14.	Type of Reporting Person

OO

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 298801101

Item 1.   Security and Issuer.

                This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $.001 per share, (the “Common Stock”) of EuroWeb International Corp. (“EuroWeb”).  EuroWeb’s principal executive offices are located at 1122 Budapest, Varosmajor utca 13. Hungary.

Item 2.   Identity and Background.

                This Schedule 13D is filed by Vitonas Investments Limited (“Vitonas”), a limited liability company, incorporated in Cyprus.  The principal business of Vitonas is asset holding.  The registered office of Vitonas is situated at Chrysanthou Mylona, 3., P.C. 3030, Limassol, Cyprus.

                The name, business address, present principal occupation, and citizenship of each executive officer and director of Vitonas are set forth on Appendix A hereto, which is incorporated herein by reference.

                During the last five years, neither Vitonas, nor to the best of its knowledge, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

                Pursuant to the Sale and Purchase Agreement between Vitonas, Certus KFT, Rumed 2000 KFT, as the shareholders of Elender Business Communications Services Ltd., a Hungarian Limited Liability Corporation, (“Elender”) and EuroWeb, dated February 23, 2004 (“Sale and Purchase Agreement”), EuroWeb purchased all of the issued and outstanding shares of the capital stock of Elender from Vitonas, Certus KFT and Rumed 2000 KFT in exchange for cash in the amount of USD $6.5 million and 677,201 newly issued shares of the common stock of EuroWeb.  As such, in exchange for 19,997 Class “A” ordinary shares and 3 Class B preference shares of Elender (“Elender Shares”), Vitonas received cash in the amount of USD $ 5,010,850 and 522,054 shares of common stock of EuroWeb (“EuroWeb Shares”). Together with the newly issued 677,201 EuroWeb shares, the number of issued and outstanding shares of EuroWeb has increased from 4,665,332 to 5,342,533.

                References to, and descriptions of, the Sale and Purchase Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copy of the Sale and Purchase Agreement attached to this Schedule 13D as Exhibit 1, and is incorporated in this Item 3 in its entirety where such references and descriptions appear.

Item 4.   Purpose of Transaction.

                Vitonas acquired the EuroWeb Shares as partial consideration for the sale of its Elender Shares pursuant to the Sale and Purchase Agreement as described in Item 3, which is incorporated in this Item 4 by reference. Vitonas, Certus KFT and Rumed 2000 KFT acquired 677,201 newly issued EuroWeb

CUSIP No. 298801101

shares pursuant to the Sale and Purchase Agreement. As a result, the number of issued and outstanding shares of EuroWeb has increased from 4,665,332 to 5,342,533.

                Pursuant to the Sale and Purchase Agreement,  EuroWeb undertakes to convene a shareholders’ meeting and use its best endeavours to cause the shareholders to appoint and maintain at least one board member nominated by Vitonas, Certus KFT and Rumed 2000 FT in the board of directors of EuroWeb.

                Pursuant to the Pledge and Escrow Agreement, dated as of June 1, 2004 (“Escrow Agreement”), among EuroWeb, Vitonas, Certus KFT and Rumed 2000 KFT, EuroWeb granted Vitonas, Certus KFT and Rumed 2000 KFT a security interest in 248,122 shares of common stock of EuroWeb in order to secure a loan outstanding from Elender to Vitonas, Certus KFT and Rumed 2000 KFT, which Elender will be obliged to repay following the closing of the transaction pursuant to the terms of the Sale and Purchase Agreement.  Vitonas has a security interest in 191,277 shares of EuroWeb’s common stock as a result of the Escrow Agreement (“Pledged  Shares”).  If Elender fails to make the required repayment under the outstanding loan, Vitonas will be entitled to receive the Pledged Shares.  Vitonas disclaims beneficial ownership of the Pledged Shares.

Pursuant to the Sale and Purchase Agreement Vitonas, CERTUS KFT and Rumed 2000 KFT will have the right to appoint and maintain at least one board member in the board of directors of Elender even after the closing of the transaction as long as the loan outstanding from Elender to Vitonas, Certus KFT and Rumed 2000 KFT is fully repaid.

                References to, and descriptions of, the Sale and Purchase Agreement and the Escrow Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Sale and Purchase Agreement and the Escrow Agreement attached to this Schedule 13D as Exhibit 1 and Exhibit 2, respectively, and are incorporated in this Item 4 in its entirety where such references and descriptions appear.

                Except as described herein, Vitonas has no plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4.

Item 5.   Interest in Securities of the Issuer.

                a) – b)     As of the date of this Schedule 13D, Vitonas beneficially owns 522,054 shares of Common Stock.  In aggregate, these shares constitute 9.8% of the outstanding shares of Common Stock including the newly issued shares of Common Stock of EuroWeb.  To the best knowledge of Vitonas, no director or executive officer of Vitonas owns any shares of the Common Stock.

                                The number of shares of the Common Stock to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the cover pages hereof and such information is incorporated herein by reference.

                                The information set forth in Items 3 and 4 is incorporated in this Item 5 by reference.

CUSIP No. 298801101

                c)             Other than as set forth in Item 5(a) and (b), to the best of Vitonas’s knowledge as of the date of this Schedule 13D, (1) neither Vitonas nor any of its subsidiaries or affiliates nor any of its executive officers or directors, beneficially owns any shares of the Common Stock, and (2) there have been no transactions in shares of the Common Stock effected during the past 60 days by Vitonas, its subsidiaries and affiliates, or its executive officers or directors.

                d)            No other person is known by Vitonas to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Common Stock.

                e)             Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                The information set forth in Items 3 and 4 is incorporated in this Item 6 by reference.  Copies of the Sale and Purchase Agreement and Escrow Agreement are attached to this Schedule 13D as Exhibit 1 and Exhibit 2, respectively.

                Pursuant to the Registration Rights Agreement, dated as of June 1, 2004 (‘Registration Rights Agreement”), among EuroWeb, Vitonas, Certus KFT and Rumed 2000 KFT, EuroWeb shall prepare and file within 30 days from the date of Closing, as defined in the Sale and Purchase Agreement (the “Filing Date”) a registration statement (the “Resale Registration Statement”) covering the resale of the newly issued shares of Common Stock of EuroWeb to Vitonas, Certus KFT and Rumed 2000 KFT. EuroWeb shall cause the Resale Registration Statement to be declared effective by the Securities and Exchange Commission (“SEC”) as soon as possible following the Filing Date but in no event later than 120 days following the Filing Date.

                Pursuant to the Registration Rights Agreement Vitonas, Certus KFT and Rumed 2000 KFT undertook that from the Closing to and including a date twelve months thereafter (the “Lock-Up Period”), they will not sell, pledge, transfer, hypothecate or otherwise dispose of any capital stock of EuroWeb, any rights to acquire capital stock of EuroWeb or any capital stock which Vitonas, Certus KFT and Rumed 2000 KFT have a right to acquire; provided, however, (i) Vitonas, Certus KFT and Rumed 2000 KFT, in the aggregate, will be permitted to sell up to 150,000 shares of common stock of EuroWeb each month commencing on the effective date of the Resale Registration Statement during the Lock-Up Period; (ii) Vitonas, Certus KFT and Rumed 2000 KFT will be permitted to sell their shares in connection with an offer made to all stockholders of EuroWeb or any merger, consolidation or similar transaction involving EuroWeb, (iii) Vitonas, Certus KFT and Rumed 2000 KFT will be permitted to sell their shares without limitation in transactions that are exempt from registration and outside of the stock exchange, (iv) Vitonas, Certus KFT and Rumed 2000 KFT will be permitted to sell their shares with the prior written consent of EuroWeb.

                References to, and descriptions of, the Registration Rights Agreement as set forth above in this Item 6 are qualified in their entirety by reference to the copy of the Registration Rights Agreement attached to this Schedule 13D as Exhibit 3.

CUSIP No. 298801101

                To the best of Vitonas’s knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between any person with respect to any securities of EuroWeb.

Item 7.   Material to be filed as Exhibits.

The following are attached as exhibits:

Exhibit Description

1.	Sale and Purchase Agreement, dated February 23, 2004.
2.	Pledge and Escrow Agreement, dated as of June 1, 2004.
3.	Registration Rights Agreement, dated as of June 1, 2004.

CUSIP No. 298801101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2004

VITONAS INVESTMENTS LIMITED

a Cyprus limited liability company

/s/ Gordon Bajnai
By:	Gordon Bajnai
Its:	Director

/s/ Gyula Gansperger
By:	Gyula Gansperger
Its:	Director

CUSIP No. 298801101

Appendix A

Directors of Vitonas Investments Limited:

Gordon Bajnai
Business Address:	Klapka u. 11., Budapest, H-1134, Hungary
Citizenship:	Hungarian
Present Principal Occupation:	Chief Executive Officer of Wallis Befektetesi Gazdasagi Tanacsado Es Vagyonkezelo Rt., “Wallis Rt”. Wallis Rt., is a 99.9% shareholder of Vitonas

Gyula Gansperger
Business Address:	Klapka u. 11., Budapest, H-1134, Hungary
Citizenship:	Hungarian
Present Principal Occupation:	Deputy Chief Executive Officer of Wallis Rt.

Tamas Onody
Business Address:	Klapka u. 11., Budapest, H-1134, Hungary
Citizenship:	Hungarian
Present Principal Occupation:	Treasurer

Tibor Veres
Business Address:	Klapka u. 11., Budapest, H-1134, Hungary
Citizenship:	Hungarian
Present Principal Occupation:	President of Wallis Rt.

Maria Elia
Business Address:	Chrysanthou Mylona, 3., P.C. 3030, Limassol, Cyprus
Citizenship:	Cypriot
Present Principal Occupation:	Financial Adviser

Panayiota Constantinou
Business Address:	Chrysanthou Mylona, 3., P.C. 3030, Limassol, Cyprus
Citizenship:	Cypriot
Present Principal Occupation:	Financial Adviser

Company Secretary:

Meritservus Limited
Principal Business Office:	Chrysanthou Mylona, 3., Limassol, Cyprus
Principal Business:	Administrative Service Provider Company of Deloitte and Touche
State of Organization:	Cyprus